January 25, 2012

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

100 F Street N.E.

Washington, D.C. 20549

Re: Abercrombie & Fitch Co.

Form 10-K for Fiscal Year Ended January 29, 2011

Filed March 29, 2011

File No. 001-12107

Dear Ms. Jenkins:

This letter sets forth the responses of Abercrombie & Fitch Co. (the “Company”) to the comments of the Staff (“the Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated January 9, 2012 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2011 (the “Form 10-K”), which was filed March 29, 2011. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for Fiscal Year Ended January 29, 2011

Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Stores and Distribution Expense, page 65

1.	In your letter dated June 28, 2010, you indicated you would disclose shipping costs for direct to consumer sales, and purchasing, receiving, and warehousing costs (i.e. costs associated with your distribution centers) as such costs are classified within the Stores and Distribution Expense caption of your statement. Please tell us where you have provided this disclosure in your financial statements. Also refer to FASB ASC 605-45-50-2.

In our response to the Staff’s comment in June 2010, we stated that we would disclose shipping and handling costs associated with our direct-to-consumer operations in future filings.

Pursuant to this, we disclosed total costs associated with direct-to-consumer operations on page 65 of the 10-K filed on March 29, 2011. “Direct-to-Consumer expense was $64.8 million, $50.1 million and $60.0 million for Fiscal 2010, Fiscal 2009 and Fiscal 2008, respectively.” The costs disclosed included those costs to store, move and prepare product for shipment and costs incurred to physically move the product to the customer, as well as order processing costs and other direct and indirect costs associated with our direct-to-consumer operations. Upon further review, the costs disclosed included certain elements that do not meet the definition of shipping and handling costs under ASC 605-45-50-2.

In response to the Staff’s comment we will revise future filings to disclose shipping and handling costs for our direct to consumer operations to include only those costs incurred to store, move and prepare the products for shipment and costs incurred to physically move the product to the customer. The revised disclosure (in our January 28, 2012 Form 10-K) will read as follows: “Shipping and handling costs, including costs incurred to store, move and prepare the products for shipment and costs incurred to physically move the product to the customer, associated with direct-to-consumer operations was $xx.x million, $38.9 million and $30.7 million for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively. These amounts are recorded in Stores and Distribution Expense in our Consolidated Statement of Operations.”

.Note 7 – Property and Equipment, page 77

2.	We note (i) your disclosure on page 36 that you expect to close approximately 50 stores by the end of fiscal 2011, (ii) additional disclosure on page 28 of your October 29, 2011 Form 10-Q that you plan to close approximately 55-60 stores during fiscal 2011 and (iii) you review underperforming real estate and conduct a long-lived asset impairment analysis in the fourth quarter each year. We also note your discussion in your third quarter conference call that there was significant erosion in US chain store gross margins and you expect such erosion to continue in the fourth quarter. Tell us how your plan to close such stores early in the fiscal year relates to your impairment analysis being conducted in the fourth quarter of the fiscal year. In your response, clarify what you deem to be a triggering event to test for recoverability, tell us how frequently you monitor underperforming stores and tell us how your determination of impairment is consistent with FASB ASC 360-10-35-21.

In accordance with ASC 360-10-35-21, we review long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Our primary triggering events are (1) when we believe that it is more likely than not that long-lived assets will be disposed of significantly before the end of their previously estimated useful life (e.g. store closures before the end of a lease) and (2) if our performance in any quarter indicates that there has been a long-term and significant change in the economics of our business. We review long-lived assets for impairments in the quarter in which a triggering event occurs.

In addition, we conduct an annual impairment analysis in the fourth quarter of each year. For the purposes of the annual review, we review long-lived assets associated with stores that have an operating loss in the current year and have been open for at least two full years.

We believe it is appropriate to perform an annual review in the fourth quarter for a number of reasons, including the seasonal nature of the retail business. Historically, approximately one-third of our annual sales and a higher proportion of our operating profits are earned during the fourth quarter, which includes the peak holiday selling season.

With regard to our third quarter 2011 results, the erosion of our gross margin in the third quarter was in large part attributable to a significant and temporary spike in raw material costs, particularly cotton, which we continue to expect to abate.

In addition, our third quarter Fiscal 2011 year-to-date results were slightly ahead of our initial budget for the year, with weaker performance in the third quarter offset by a stronger performance in the first half of the year. Furthermore, as of the end of the third quarter, we expected that our full year results would be approximately in line with our initial budget for the year.

With regard to the store closure figures referenced in the Staff’s comment, on an annual basis we typically have over 100 store leases coming to their natural lease expiration, which are then subject to renewal discussions with the landlords. Substantially all of the 50 store closures referenced in the January 29, 2011 Form 10-K and the 55-60 store closures referenced in October 29, 2011 Form 10-Q were anticipated to be by way of non-renewal of expiring leases. The decision not to renew the lease on a specific store is based on a combination of factors, including the performance of the store, renewal terms requested by the landlord, and brand considerations. Because the closures are through natural lease expiration at the end of the previously estimated useful life of the related asset group, such closures result in no impairment analysis being required as there is no triggering event. As of the end of the third quarter of Fiscal 2011, the 55-60 stores we referenced had an aggregate net asset book value of less than $1.5 million, which approximated fair value. In our October 29, 2011 Form 10-Q, we stated that the 55-60 store closures were expected to be through natural lease expirations. In future filings, we will continue to provide disclosure regarding store closings and whether the expected store closings are as a result of natural lease expirations or whether they are the result of early closures.

3.	In connection with the comment above, we note you recognized asset impairment charges in conjunction with closing underperforming stores during two quarters in fiscal 2010. Please provide us with the following information on how you tested the long-lived assets for recoverability:

•	Clarify what you consider an asset group (e.g. individual store)

•	Clarify how many asset groups were tested for impairment during fiscal 2010

•	Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value)

For any at risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. If more current information is available regarding your long-lived asset impairment testing, please provide.

We consider an asset group to be at the individual store level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Our impairment evaluation is performed as a two-step test. First, we utilize an undiscounted future cash flow model to test the individual asset groups for recoverability. If the net carrying value of the asset group exceeds the undiscounted cash flows, we proceed to step two. Under step two, an impairment loss is recognized for the excess of net book value over the fair value of the assets. For the individual stores that are recoverable under step one, fair values are not calculated, as these asset groups are not subject to the second step of the impairment testing.

All stores that failed step one of the recoverability test in Fiscal 2010 were deemed to have been impaired.

As we stated in our response to question 2 above, we evaluate long-lived assets for impairment when there is an impairment trigger. In addition, we perform a review annually during our fourth quarter. We consider all stores in our annual impairment review and proceed to step one for stores that have an operating loss in the current year and have been open for at least two full years.

During Fiscal 2010, 26 stores were tested for impairment during the second quarter because it was determined that, more likely than not, the long-lived assets would be disposed of significantly before the end of their previously estimated useful life. In addition, 88 stores were tested for impairment during the fourth quarter of Fiscal 2010 as part of our annual review of all stores. Of the 26 stores tested during second quarter 2010, all failed step one and were either impaired or had been previously impaired leaving them with a net book value that approximated fair value. Of the 88 stores tested for impairment during the fourth quarter of Fiscal 2010, 21 failed step one and were impaired. Of the 67 stores not impaired, 64 stores, with an aggregate net book value of $28.3 million, had undiscounted cash flows which exceeded their net book value by 150% or more. Three stores, with an aggregate net book value of $1.4 million, had undiscounted cash flows which exceeded their net book value in the range between 100% and 150%.

The key assumptions used in our undiscounted future cash flow model include sales, gross margin and, to a lesser extent, operating expenses. The key assumptions are based on our annual budget, which is finalized during the fourth quarter of each year, with following years based on these key assumptions updated to reflect management’s outlook regarding the business and the general economic environment. The Fiscal 2011 annual budget assumed a comparable store sales growth percentage in the mid-single digits and an approximately flat gross margin rate. For the years beyond Fiscal 2011, we assumed further sales growth and gradual gross margin rate improvement back toward historic levels.

As disclosed in our Form 10-K in our Critical Accounting Estimates, our impairment calculation requires us to make assumptions and judgments. There is a high degree of uncertainty associated with our key assumptions. The retail business is rapidly changing, requiring us to react to general economic conditions, changes in trends and consumer preferences, actions of competitors and fluctuations in cost of merchandise, among many other things. In addition, the retail business is seasonal. Historically, approximately one-third of annual sales and a higher proportion of our operating profit are earned during the fourth quarter, which includes the peak holiday selling season.

For example, in the first quarter of Fiscal 2011 we achieved significant improvement over our prior year gross margin rate and our overall results significantly exceeded our internal budget. Conversely, in the third quarter a substantial temporary spike in cotton prices resulted in gross margin erosion that we expected to continue into the fourth quarter. Overall, our third quarter Fiscal 2011 year-to-date results were slightly ahead of our budget.

Due to the potentially significant fluctuations in performance during the year, the significant degree of uncertainty in the model, the seasonal nature of the business, the impact of fashion trends and competitor activity, we deem an annual review during the fourth quarter to be the most appropriate time to perform a periodic impairment review. This also enables us to base our projections on a firm budget for the subsequent fiscal year.

We are currently in the process of conducting our annual impairment review for Fiscal 2011 and expect that the review will result in an impairment charge. The charge will be final by the time of our fourth quarter earnings release on February 15, 2012.

In future filings, we will expand our disclosures in Critical Accounting Estimates to disclose the number and net book value of stores evaluated under step one of the impairment review that were not deemed to be impaired. The discussion will include providing a sensitivity analysis of changes in our primary key assumptions (i.e., sales and gross margin rate).

Note 16 – Contingencies, page 21

4.	We note your statement that you are unable to quantify potential exposure in any of the matters disclosed herein. Please reconcile this statement with your discussion of the proposed settlement of the derivatives action related to fees and expenses of plaintiff’s counsel and tell us how your disclosure is consistent with FASB ASC 450.

We believe that we are in compliance with FASB ASC 450. We do not believe that our statement that we are unable to quantify potential exposure in any of the matters disclosed in Note 16 is inconsistent with our reporting of the settlement of the Booth and related derivative actions. As we disclosed in the Stipulation and Agreement of Settlement attached as an exhibit to our Current Report on Form 8-K filed on November 2, 2011, the Company was not required to pay any fees or expenses of plaintiffs’ counsel in the derivative actions; rather the insurer under the Company’s director and officer insurance policy agreed to pay the amount of such fees and expenses as approved by the U.S. District Court—up to $1.5 million.

More generally we have reviewed, and will continue to review, FASB ASC 450 in connection with our potentially material litigation and the contingencies footnote and will, if appropriate, disclose a specific or range of potential material exposures in accordance therewith.

I hope that the foregoing has been responsive to the Staff’s comments. As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter please contact me at (614) 283-6400.

Very truly yours,

/s/ Jonathan E. Ramsden

Jonathan E. Ramsden

Executive Vice President and Chief Financial Officer

Abercrombie & Fitch Co.